AMENDED ISSUER FREE WRITING PROSPECTUS†
Filed Pursuant to Rule 433

Registration Statement No. 333-137902
Dated May 18, 2007

Private Wealth Management

Product Snapshot – Two-Year Parachute Securities Linked to a Basket of Indices

Type: Non-Principal Protected Securities
Positioning: International Equity Alternative

International Equity Alternative



Description & Benefits

- The "Two-Year Parachute Securities Linked to a Basket of Indices" offers clients:
- A vehicle for expressing a bullish view, over two years, on global equity markets, specifically the S&P 500® Index (Bloomberg ticker: SPX), the Dow Jones Euro STOXX 50® Index (Bloomberg ticker: SX5E) and the Nikkei® 225 Index (Bloomberg ticker: NKY).
- The Basket is weighted as follows: 40% to the SPX, 30% to the SX5E and 30% to the NKY.
- Investment that is structured to benefit from the appreciation in the price of the Basket of indices and provide contingent protection of initial investment at maturity in the event that the Basket depreciates by 13.5% or less.
- **Best Case Scenario:** 100% uncapped participation in the upside performance of the Basket, if held to maturity.
- **Worst Case Scenario:** Full downside risk if, at maturity, the Basket is below the Protection Level (see Quick Facts). Investors will participate in the depreciation of the Basket below such level on an accelerated basis. Investors will lose 100% of their initial investment if Basket depreciates to zero.

Positioning

- Equity alternative that facilitates a moderately bullish view on the international equity market.
- Due to its 100% uncapped participation in the upside performance of the Basket and contingent protection of principal at maturity in the event that the Basket depreciates by 13.5% or less, the security offers a more favorable risk/return profile than a direct investment in the Basket in the event of a significant decline of the Basket.
- Investors should be willing and able to hold the securities to maturity.

Basket

- The S&P 500® Index (SPX) is a market cap-weighted index of 500 companies in leading industries in the U.S. economy. The S&P 500® Index covers over 80% of the total market capitalization of the U.S. equities market.
- The Dow Jones Euro STOXX 50® Index (SX5E) is a market cap-weighted index of 50 European blue chip stocks.
- The Nikkei® 225 Index (NKY) is a price-weighted average of 225 top-rated Japanese companies listed in the First Section of the Tokyo Stock Exchange.

Source: Bloomberg

Quick Facts

Issuer:	Deutsche Bank AG, London Branch (Moody's Aa1)
Basket:	S&P 500® Index (Bloomberg ticker: SPX), the Dow Jones Euro STOXX 50® Index (Bloomberg ticker: SX5E) and the Nikkei® 225 Index (Bloomberg ticker: NKY)
Subscription Period Closes:	May 24, 2007 @ 11:00 AM EDT
Maturity:	2 Years
Investment Currency:	USD
Protection Level:	86.5% of the Initial Basket Level. Return of initial investment if the Basket has not depreciated by more than 13.5% at maturity.
Downside Risk:	Full downside risk if at maturity the Basket is below the Protection Level
Participation Rate:	100%
Investment Amount:	$1,000 minimum and $1,000 increments thereafter.
Liquidity:	The securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the securities in the secondary market but are not required to do so and may cease such market-making activities at any time.
Discounts and Commissions:	Discounts and commissions will not exceed 1.50% of Investment Amount
IRA, ERISA eligible?	No

Illustration of Payout at Maturity *


Final Redemption of (% of Issue Price)
Payoff
150%
100%
50%
0%
Parachute Security
Underlying
-
50
86.5
100
150
Closing Level of the Basket on the Final Valuation Date

** Graph is for illustrative purposes only and does not purport to predict performance of the securities or the Basket.*

†This amended issuer free writing prospectus, which we refer to herein as the free writing prospectus, supersedes the issuer free writing prospectus dated May 17, 2007 in its entirety.

Private Wealth Management

Product Snapshot – Two-Year Parachute Securities Linked to a Basket of Indices

Type: Non-Principal Protected Securities
Positioning: International Equity Alternative

International Equity Alternative



Index Price Performance (4/30/97- 4/30/07)


300
250
200
150
100
50
0
SPX
SX5E
NKY
Apr-97
Oct-97
Apr-98
Oct-98
Apr-99
Oct-99
Apr-00
Oct-00
Apr-01
Oct-01
Apr-02
Oct-02
Apr-03
Oct-03
Apr-04
Oct-04
Apr-05
Oct-05
Apr-06
Oct-06
Apr-07

Source: Bloomberg

Annual Price Performance of the Weighted Basket of Indices *

	YTD	1 Year	3 Years	5 Years	10 Years
SPX	4.52%	13.11%	12.24%	8.53%	8.04%
SX5E	6.61%	14.39%	20.05%	7.42%	7.33%
NKY	1.01%	2.92%	14.97%	9.65%	-0.11%
Weighted Average	4.09%	10.44%	15.40%	8.53%	5.38%

** The Weighted Average returns above represent performance of a basket weighted as follows: 40% to the SPX, 30% to the SX5E and 30% to the NKY*

Source: Bloomberg
Past performance is not indicative of future results.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Contacts (Group Number 212-454-4100)

- Tim Foxe, Group Head
- William Bacas, Northeast
- Janet Chenoweth, Trade Execution (410-895-2400)
- Kirill Pronine, Analyst
- Michael Raphael, Product Specialist
- Leonardo Reos, International
- Jeff Sperling, Southeast
- Tom Williams, West

Risk Considerations

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS –** The securities do not guarantee any return of your initial investment. You could lose some or all of your initial investment in the securities.
- **WE ARE ONE OF THE COMPANIES THAT MAKE UP THE DOW JONES EURO STOXX 50® INDEX, BUT WE ARE NOT AFFILIATED WITH ANY OTHER COMPANY INCLUDED IN THE DOW JONES EURO STOXX 50® INDEX, THE S&P 500® INDEX OR THE NIKKEI® 225 INDEX**
- **THE BASKET RETURN FOR THE SECURITIES WILL NOT BE ADJUSTED FOR CHANGES IN EXCHANGE RATES RELATED TO THE U.S. DOLLAR THAT MIGHT AFFECT THE DOW JONES EURO STOXX 50® INDEX OR THE NIKKEI® 225 INDEX**
- **THE BASKET INDICES ARE NOT EQUALLY WEIGHTED**
- **CHANGES IN THE VALUE OF THE BASKET INDICES MAY OFFSET EACH OTHER**
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY**
- **NO PERIODIC COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS**
- **LACK OF LIQUIDITY –** The securities will not be listed on any securities exchange.
- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES.**
- **POTENTIAL CONFLICTS –** We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities.
- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES –** In addition to the level of the Basket on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.
- **THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR –** Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in term sheet No. 92W related to this offering.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement and this free writing prospectus if you so request by calling toll-free 1-800-311-4409.